EXHIBIT 19.1

The Hain Celestial Group, Inc.

Insider Trading Policy

This Insider Trading Policy (the “Policy”) of The Hain Celestial Group, Inc. (together with its subsidiaries, “Hain Celestial” or the “Company”) was amended and restated by the Board of Directors of the Company effective September 3, 2025.

1. Purpose.

Strict laws and regulations in the United States and other countries prohibit the trading of securities based on material non-public information (also known as “insider trading”). In the United States, these laws are vigorously enforced by the Securities and Exchange Commission (the “SEC”) and by criminal prosecutors at both the federal and state levels. These laws require that publicly traded companies adopt and disclose clear policies on insider trading.

Hain Celestial works hard to maintain its reputation for integrity and ethical conduct. The Company is adopting this Policy to avoid even the appearance of improper conduct on the part of anyone employed by or associated with the Company with respect to insider trading. We are circulating this Policy to you to help ensure that you are aware of your personal responsibilities under the securities laws.

2. Coverage.

This Policy applies to all directors, officers, employees (including full-time employees and part-time employees), and temporary workers of the Company whether or not such persons are inside or outside the United States, and to all their family members (as defined below) (collectively, “Insiders”). Persons subject to this Policy are responsible for ensuring that family members comply with this Policy. Finally, this Policy applies to all trusts, corporations and other entities controlled by any Insider.

3. Policy.

General Prohibition. It is the policy of the Company that the Company and its directors, officers and employees comply with all federal and state securities laws and regulations applicable to the purchase and sale of the Company’s securities. There will be no trading permitted at any time based upon material non-public information in any Company securities or the securities of any other company with which Hain Celestial interacts, including customers, partners, vendors or other entities. It is the responsibility of the Insider to be certain that he or she does not have material non-public information when determining to trade.

Definitions. Terms used in this Policy are defined as set forth immediately below.

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Trading. The definition of trading, for purposes of this Policy, shall include any purchase, sale, or hedging transaction, of any public or private security, effected through any worldwide market or exchange, including any derivatives market or exchange, enabling the purchase, sale or hedging of such securities. Trading also includes, but is not limited to, other transactions such as derivative exercises, gifts or other contributions, pledges, and trades made under an employee benefit plan.

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Security. The definition of a security, for purposes of this Policy, shall include, but not be limited to, publicly and privately issued common shares, preferred stock, American depository receipts, warrants, debt, leases, letters of credit, commercial paper or other money market instruments, convertible securities, put and/or call, options and any other relevant derivative instrument in existence currently or in the future.

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Material non-public information. The definition of material non-public information, for purposes of this Policy, shall be any information, favorable, non-favorable or otherwise, that a reasonable investor would consider important in making a decision to evaluate, purchase, hold or sell Company securities and which has not been publicly disclosed by the Company. Some examples of material information may include, but are not limited to:

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projections of future earnings or losses, especially earnings guidance, and confirmations of or changes to previously released earnings results, estimates or guidance, or other performance-related measures or metrics;
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earnings that are inconsistent with the consensus expectations of the investment community;
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a pending or proposed merger, acquisition, joint venture or tender offer;
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a pending or proposed sale of assets or the disposition of a subsidiary;
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changes in dividend policies or the declaration of a stock split, stock dividend or the offering of additional securities;
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financings and other events regarding the Company’s debt instruments and debt or equity securities (e.g., defaults, calls of securities for redemption, refinancings, share repurchase plans, stock splits, and public or private sales of securities);
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changes in, or initiation of, material litigation or governmental investigation matters;
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changes in executive management;
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significant changes in compensation policy;
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development of significant new products or discoveries or delays in new product introduction or development;
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significant developments with respect to licenses, contracts or intellectual property matters;
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significant regulatory actions, including those concerning products or potential products;
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impending layoffs, furloughs, bankruptcy or financial liquidity problems;
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the gain or loss of a significant customer, supplier, manufacturer, collaborator or partner;
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possible proxy fights;
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changes in, or disagreements with, auditors or notifications that the Company may no longer rely on such firm’s report;
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a significant disruption in the Company’s operations or loss of its property or assets, including its facilities, data and information technology infrastructure;
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significant cybersecurity and privacy incidents or events; and
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any other information which could reasonably affect the price of any Company securities.

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Publicly disclosed by the Company. For purposes of this Policy, information has not been “publicly disclosed by the Company” unless the information has been distributed by the Company or an authorized executive in a widely disseminated manner designed to reach investors generally (for instance, in a press release that has been distributed through a news or wire service, or in an 8-K filing), and investors have been given the opportunity to absorb the information. In general, information should not be considered fully absorbed by the marketplace (and thus no longer non-public) until two full trading days have elapsed after the information is released. For example, if the Company announces material non-public information before market open on a Thursday, then you may execute a trade in securities of the Company on the following Monday; if the Company announces material non-public information after market close on a Thursday, then you may execute a trade in securities of the Company on the following Tuesday. Please refer any questions about whether material information is “material” or non-public to the Company’s chief legal officer/general counsel (“Chief Legal Officer”).

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Family member. The definition of family member includes family members who reside with you, anyone else who lives in your household and any family members who do not live in your household but whose trades in the Company’s securities are directed by you or are subject to your influence or control.

Tipping information to others. Persons subject to this Policy shall not disclose any material non-public information about the Company or any other company with which Hain Celestial interacts, including customers, partners, vendors or other entities, to other persons. Liability in such cases can extend both to the “tippee” - the person to whom the insider disclosed inside information - and to the “tipper” - the insider himself. These penalties apply whether or not you derive any benefit from someone else’s actions.

Emergency transactions. Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure) are not exempted from this Policy. Even the appearance of an improper transaction must be avoided to preserve our reputation for adhering to the highest standards of conduct.

Twenty-twenty hindsight. Remember, if your securities transactions become the subject of scrutiny, they will be viewed after-the-fact with the benefit of twenty-twenty hindsight. As a result, before engaging in any transaction you should carefully consider how regulators and others might view your transaction in hindsight.

4. Additional Prohibited Transactions.

Persons subject to this Policy shall also not engage in any of the following activities with respect to securities of the Company:

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Purchases of Company securities on margin. This means borrowing from a brokerage firm, bank or other entity in order to purchase Company securities (other than in connection with a so-called “cashless” exercise of options under the Company’s incentive award plans).

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Borrowing against Company securities. This means holding Company securities in margin accounts and borrowing against the value of the Company securities or pledging Company securities as collateral for a loan.

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Short sales of Company securities. This involves selling Company securities you do not currently own in the expectation that the price of the securities will fall, or as part of a hedge or arbitrage transaction.

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Buying or selling put or call options on Company securities, or entering into other derivative contracts or hedging transactions. This includes options trading on any of the stock exchanges or futures exchanges, as well as customized derivative or hedging transactions with third parties.

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Managed accounts. If you have a managed account (where another person has been given discretion or authority to trade without your prior approval), you must advise your broker or investment advisor not to trade in Company securities at any time.

5. The Consequences.

The consequences of insider trading violations can be significant:

For individuals who trade on inside information (or tip information to others):

* A civil penalty of up to three times the profit gained or loss avoided;

* A criminal fine (no matter how small the profit) of up to $5 million; and

* A jail term of up to twenty years.

For a company (as well as possibly any supervisory person) that fails to take appropriate steps to prevent illegal trading:

* A civil penalty of the greater of $1 million or three times the profit gained or loss avoided as a result of the employee’s violation; and

* A criminal penalty of up to $25 million.

Moreover, if an Insider violates this Policy, Company-imposed sanctions, including removal or dismissal for cause, could result. Needless to say, any of the above consequences, even an SEC investigation that does not result in prosecution, can tarnish your reputation, irreparably damage your career, and significantly hurt the reputation and future business prospects of the Company. Finally, remember that there are no limits on the size of a transaction that will trigger insider trading liability. In the past, relatively small trades have resulted in SEC investigations and lawsuits.

6. Window Periods and Pre-Clearance of All Trades by Restricted Persons.

A. Window Periods

To provide assistance in preventing inadvertent violations and avoiding even the appearance of an improper transaction (which could result, for example, where an officer engages in a trade while unaware of a pending major development), we are implementing the following policy with respect to the timing of trading in the Company’s securities for certain Insiders, namely Company directors, officers (as such term is defined in Rule 16a-1 of the Securities Exchange Act of 1934, as amended) and certain other Company-designated individuals, along with their family members and trusts, corporations and other entities controlled by any of such persons (collectively, “Restricted Persons”). Examples of persons that may be designated by the Company as Restricted Persons include individuals at or above a specified seniority level and individuals who by nature of their job function are more likely to have access to material non-public information.

Restricted Persons are subject to mandatory controls on the timing of purchases and sales of the Company’s securities. Such transactions (other than the exceptions discussed under subsection B “Treatment of Employee Benefit Plan Transactions” below) may normally occur only during four quarterly “window periods,” which follow the publication of the Company’s financial results.

Each window period is a period that begins after two full Trading Days following the public release of the Company’s quarterly or annual financial results and terminates at the end of the twenty-first day of the last month in each calendar quarter. For example, if the Company releases its quarterly or annual financial results before market open on a Thursday, the window period would begin on the following

Monday. If the Company releases its quarterly or annual financial results after market close on a Thursday, the window period would begin on the following Tuesday. If the Company releases its quarterly or annual financial results during market hours on a Thursday, the window period would begin on the following Tuesday. The definition of “Trading Day” for purposes of this Policy is any day that The NASDAQ Stock Market is open. Insiders will be advised by the Company’s Chief Legal Officer of the exact beginning and ending dates of each window period.

Additionally, from time to time, the Company may require that certain individuals be prohibited from trading in the Company’s securities, including during a window period, regardless of any other provision of this Policy because of developments that have not yet been disclosed to the public. If the Company determines to close a trading window to which you are subject, then the Company’s Chief Legal Officer will notify you when the window closes and when it reopens. All those affected shall not trade in the Company’s securities while the closed window is in effect and shall not disclose to others inside or outside the Company that trading has been suspended for certain individuals. Although these closed windows generally will arise because the Company is involved in a highly sensitive transaction, incident or event, they may be declared for any reason.

Restricted Persons should note that the window periods are merely times when trading will be permitted absent other factors. The Company may shorten the window period (or eliminate one or more window periods in their entirety) in its discretion, including for all or just certain Restricted Persons. The Company’s Chief Legal Officer shall advise Insiders of any such changes to the window periods.

Even if the window is open for trading, you may not trade Company securities if you are in possession of material non-public information.

B. Treatment of Employee Benefit Plan Transactions

Stock Options. This Policy’s trading restrictions generally do not apply to the cash exercise of an employee stock option, to the surrender of shares to the Company to pay the exercise price of a stock option, or to the withholding of shares by the Company to satisfy tax withholding requirements upon the exercise of an option. The trading restrictions do apply, however, to any sale of the underlying shares upon the exercise of a stock option, and to a cashless exercise of the option through a broker, as this entails selling a portion of the underlying shares to cover the costs of the exercise.

Restricted Shares. This Policy’s trading restrictions do not apply to the vesting of restricted shares, or to the withholding of shares by the Company from the shares issued under any restricted share award to satisfy tax withholding requirements upon the issuance, vesting or payment pursuant to the restricted share award. These policies do apply, however, to any sales of such restricted shares after they vest.

Restricted Share Units. This Policy’s trading restrictions do not apply to the settlement of restricted share units (“RSUs”) for shares of the Company’s common stock or to the withholding of shares by the Company from the shares issued under any RSU award to satisfy tax withholding requirements upon the issuance, vesting or payment pursuant to the RSU award. This Policy’s trading restrictions do apply, however, to any subsequent sales of the shares acquired upon the settlement of RSUs.

Stock Appreciation Rights. This Policy’s trading restrictions generally do not apply to the exercise of a stock appreciation right (“SAR”), or to the withholding of shares by the Company to satisfy tax withholding requirements upon the exercise of a SAR. The trading restrictions do apply, however, to any sale of the shares delivered in settlement of the SAR.

C. Stop Loss Orders

Restricted Persons are prohibited from placing any “stop loss” orders or any other open “limit order” involving the Company’s securities, except pursuant to a Trading Plan (as defined and described in Section 8 below). Otherwise, it would be possible for a trade to occur during a time in which material non-public information was known to Restricted Persons.

D. Pre-Clearance for Restricted Persons

Trades in Company securities by Restricted Persons are subject to scrutiny. As a result, to avoid even the appearance of improper conduct on the part of Restricted Persons, all trades in Company securities, including all acquisitions, dispositions and transfers (other than the exceptions set forth herein), by Restricted Persons during an open window period must be pre-cleared in writing by the Company’s Chief Legal Officer or their designee. A Restricted Person must submit his or her request for pre-clearance in writing to the Company’s Chief Legal Officer prior to the requested trade, and the trade may only take place during an open window period and in any event within the effective period of the pre-clearance as specified in the pre-clearance. The written request must also confirm that the Restricted Person is not in possession of material non-public information. Restricted Persons should allow time for the processing of pre-clearance requests, which may take up to two business days to process. Notwithstanding the receipt of pre-clearance, a Restricted Person may not trade in Company securities if the Restricted Person subsequently becomes aware of material non-public information prior to effecting the trade.

E. Notice of Status

All Insiders designated as Restricted Persons will receive notice from the Company’s Chief Legal Officer informing them that they are subject to the pre-clearance policy. The Company’s Chief Legal Officer maintains a list of all Restricted Persons.

7. Certain Limited Exceptions.

The prohibitions on trading in the Company’s securities set forth in Sections 3 and 6 above do not apply to:

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the transfer of securities to an entity that does not involve a change in the beneficial ownership of the securities (for example, to certain types of trusts of which you are the sole beneficiary during your lifetime);
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the execution of trades pursuant to a trading plan that complies with SEC Rule 10b5-1 and which has been approved by the Company (see Section 8);
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sales of the Company’s securities as a selling stockholder in a registered public offering undertaken in accordance with applicable securities laws; or
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trading in mutual funds and Exchange Traded Funds (ETFs) holding Company securities at any time, that are either based on broad indexes, such as Standard & Poor’s or NASDAQ or on targeted sectors with portfolio holdings of at least 30 or more companies.

8. Rule 10b5-1 Trading Plans.

SEC Rule 10b5-1 is intended to protect Insiders from insider trading liability. Specifically, trades in Company securities made under a previously established contract, plan or instruction to trade the

Company’s securities that is created in compliance with Rule 10b5-1 (a “Trading Plan”) are eligible for an “affirmative defense” under Rule 10b5-1 in the event there is an insider trading lawsuit.

Insiders may adopt a Trading Plan with certain Company-approved brokers that outline a pre-set plan for trading of the Company’s securities. Trading Plans are to be implemented only during open window periods and when the individual is not aware of any material nonpublic information. The adoption and operation of Trading Plan must otherwise satisfy the various conditions and limitations set forth in Rule 10b5-1.

Restricted Persons are required to obtain pre-clearance from the Company’s Chief Legal Officer or their designee prior to implementing a Trading Plan or other arrangement or trading instruction involving potential sales or purchases of the Company’s securities or option or SAR exercises including but not limited to, blind trusts, discretionary accounts with banks or brokers or limit orders. An individual may not adopt more than one active Trading Plan.

Revocation/Amendments to Trading Plans. Trading Plans may be amended only during open window periods and when the individual is not aware of any material non-public information. Additionally, Restricted Persons are required to obtain pre-clearance during a window period from the Company’s Chief Legal Officer or their designee prior to amending or terminating a Trading Plan. If you revoke a Trading Plan after the first option exercise or share sale, then you must agree not to enter into another Trading Plan until six months after revocation of the Trading Plan.

A Trading Plan must be revoked in certain circumstances, such as the announcement of a merger or the occurrence of an event that would cause the transaction either to violate the law or to have an adverse effect on the Company. The Company’s Chief Legal Officer of the Company is authorized to notify the broker in such circumstances.

Section 16. Trading Plans do not exempt individuals from complying with the Section 16 six-month short swing profit rules, liability or reporting obligations. Accordingly, it is imperative that Insiders subject to Section 16 reporting coordinate with the Company’s Chief Legal Officer prior to adopting or modifying such plans.

Trades Outside of a Plan. During an open window period, trades that are not pursuant to Trading Plan instructions that are already in place are allowed as long as the Trading Plan continues to be followed.

Public Announcements. In addition to the requirement that the Company make certain quarterly disclosures about the adoption or termination of Trading Plans by Insiders subject to Section 16 in its periodic reports filed with the SEC, the Company may (but is not required to) make a public announcement that Trading Plans are being implemented in accordance with Rule 10b5-1. It may also make public announcements or respond to inquiries from the media as transactions are made under a Trading Plan.

Prohibited Transactions. The transactions prohibited pursuant to Section 4 of this Policy may not be carried out through a Trading Plan or other arrangement or trading instruction.

9. Confidential Information and Communications with the Media.

Unauthorized disclosure of internal information relating to the Company (including information regarding new products) could cause competitive harm to the Company and in some cases could result in liability for the Company.

Unauthorized disclosure. Company personnel should not disclose internal information about the Company with anyone outside the Company, except as required in the performance of regular duties for the Company. In this regard, Insiders are prohibited from posting internal information about the Company on the Internet or communicating about the Company and its business online or via social media.

Communications with the media, securities analysts and investors. Communications on behalf of the Company with the media, securities analysts and investors must be made only by specifically designated representatives of the Company. Unless you have been expressly authorized to make such communications, if you receive any inquiry relating to the Company from the media, a securities analyst or an investor, you should refer the inquiry to the Executive Vice President, Chief Financial Officer.

Rumors. Rumors concerning the business and affairs of the Company may circulate from time to time. Our general policy is not to comment upon those rumors. Individual employees should not comment on or respond to rumors and should refer any requests for comments or responses to the Executive Vice President, Chief Financial Officer.

Safeguarding confidential information. Care must be taken to safeguard the confidentiality of internal information. For example, sensitive documents should not be left lying on desks; open on laptops, tablets or phones in public places; and visitors should not be left unattended in offices containing internal Company documents.

Whistleblower protection. Notwithstanding any other confidentiality or non-disclosure agreement (whether in writing or otherwise, including without limitation as part of an employment agreement, separation agreement or similar employment or compensation arrangement) applicable to current or former Insiders, this Policy should not be deemed to restrict any current or former Insider from communicating, cooperating or filing a complaint with the SEC or any U.S. federal, state or local governmental or law enforcement branch, agency or entity (collectively, a “Governmental Entity”) with respect to possible violations of any U.S. federal, state or local law or regulation, or otherwise making disclosures to any Governmental Entity, in each case, that are protected under the whistleblower provisions of any such law or regulation, provided that (1) in each case, such communications and disclosures are consistent with applicable law and (2) the information subject to such disclosure was not obtained by the current or former Insider through a communication that was subject to the attorney-client privilege, unless such disclosure of that information would otherwise be permitted by an attorney pursuant to 17 CFR 205.3(d)(2), applicable state attorney conduct rules, or otherwise. Any agreement in conflict with the foregoing is hereby deemed amended by the Company to be consistent with the foregoing.

10. Company Assistance.

Any person who has any questions about specific transactions may obtain additional guidance from the Company’s Chief Legal Officer.

Remember, however, the ultimate responsibility for adhering to this Policy and avoiding improper transactions rests with you. In this regard, it is imperative that you use your best judgment.